UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Twitter, Inc.

(Name of Issuer)

Common Stock, par value $0.000005 per share

(Title of Class of Securities)

90184L 102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The Reporting Persons are filing this Amendment No. 1 to the Schedule 13G to correctly report the amount of shares for which J.P. Morgan Investment Management Inc. and JPMorgan Chase Bank, National Association have sole voting power and sole dispositive power. The Schedule 13G filed on February 14, 2014 incorrectly attributed 88,100 shares to J.P. Morgan Investment Management Inc.’s sole voting power and sole dispositive power when such shares should have been attributed to JPMorgan Chase Bank, National Association’s sole voting power and sole dispositive power.

CUSIP No. 90184L 102

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 616,040
	6.	Shared Voting Power 16,684,593
	7.	Sole Dispositive Power 619,940
	8.	Shared Dispositive Power 48,849,820
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,469,760
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 90184L 102

1.	Names of Reporting Persons J.P. Morgan Digital Growth Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,684,593
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 48,849,820
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,849,820
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90184L 102

1.	Names of Reporting Persons RTLC, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,165,227
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,165,227
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90184L 102

1.	Names of Reporting Persons RTLC II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,684,593
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,684,593
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,684,593
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90184L 102

1.	Names of Reporting Persons JPMorgan Chase Bank, National Association
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 163,921
	6.	Shared Voting Power 24,600
	7.	Sole Dispositive Power 165,324
	8.	Shared Dispositive Power 24,935
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,259
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) BK

Item 1.

(a)	Name of Issuer:

Twitter, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1355 Market Street, Suite 900

San Francisco, California 94103

Item 2.

(a)	Name of Person Filing:

This amendment no. 1 to the statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”); J.P. Morgan Digital Growth Fund L.P. (“DGF”); RTLC, LLC (“RTLC”); RTLC II, LLC (“RTLC II”); and JPMorgan Chase Bank, National Association (“JPMCB,” and together with JPMIM, DGF, RTLC and RTLC II, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

270 Park Avenue

New York, New York 10017

(c)	Citizenship:

For each Reporting Persons other than JPMCB, Delaware.

For JPMCB, United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.000005 per share

(e)	CUSIP Number:

90184L 102

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

1.	J.P. Morgan Investment Management Inc.

(a) Amount beneficially owned: 49,469,760 (1)

(b) Percent of class: 8.7% (2)

(c)(i) Sole power to vote or to direct the vote: 616,040 (3)

(c)(ii) Shared power to vote or to direct the vote: 16,684,593 (4)

(c)(iii) Sole power to dispose or to direct the disposition of: 619,940 (3)

(c)(iv) Shared power to dispose or to direct the disposition of: 48,849,820 (5)

2.	J.P. Morgan Digital Growth Fund L.P.

(a) Amount beneficially owned: 48,849,820 (5)

(b) Percent of class: 8.6% (2)

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 16,684,593 (4)

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 48,849,820 (5)

3.	RTLC, LLC

(a) Amount beneficially owned: 32,165,227 (6)

(b) Percent of class: 5.6% (2)

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 0

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 32,165,227 (6)

4.	RTLC II, LLC

(a) Amount beneficially owned: 16,684,593

(b) Percent of class: 2.9% (2)

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 16,684,593

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 16,684,593

5.	JPMorgan Chase Bank, National Association

(a) Amount beneficially owned: 190,259 (7)

(b) Percent of class: <0.1% (2)

(c)(i) Sole power to vote or to direct the vote: 163,921 (7)

(c)(ii) Shared power to vote or to direct the vote: 24,600 (7)

(c)(iii) Sole power to dispose or to direct the disposition of: 165,324 (7)

(c)(iv) Shared power to dispose or to direct the disposition of: 24,935 (7)

(1) Consists of (i) 32,165,227 shares of common stock held by Institutional Associates Fund, LLC (“IAF”); (ii) 16,684,593 shares of common stock held by RTLC II and (iii) 619,940 shares of common stock held by client accounts, to which JPMIM serves as investment advisor. JPMIM serves as investment advisor to DGF, which is the majority member of each of RTLC and RTLC II, each a member-managed limited liability company. In order to make certain dispositions of its securities, IAF is required to obtain the consent of RTLC. JPMIM disclaims beneficial ownership of the shares held by IAF.

(2) Percentage amount is based on 569,921,608 shares of common stock outstanding as of December 31, 2013, as indicated by the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2014.

(3) Consists of shares of common stock held by client accounts, to which JPMIM serves as investment advisor.

(4) Consists of shares of common stock held by RTLC II. DGF is the majority member of RTLC II, a member-managed limited liability company. JPMIM serves as investment advisor to DGF.

(5) Consists of (i) 32,165,227 shares of common stock held by IAF and (ii) 16,684,593 shares of common stock held by RTLC II. JPMIM serves as investment advisor to DGF, which is the majority member of each of RTLC and RTLC II, each a member-managed limited liability company. In order to make certain dispositions of its securities, IAF is required to obtain the consent of RTLC. Each of JPMIM and DGF disclaims beneficial ownership of the shares held by IAF.

(6) Consists of shares of common stock held by IAF. In order to make certain dispositions of its securities, IAF is required to obtain the consent of RTLC. RTLC disclaims beneficial ownership of the shares held by IAF.

(7) Consists of shares of common stock held by client accounts, to which JPMCB serves as investment advisor.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 19, 2014

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

J.P. MORGAN DIGITAL GROWTH FUND L.P.

By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

RTLC, LLC

By: J.P. Morgan Digital Growth Fund L.P., authorized person
By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

RTLC II, LLC

By: J.P. Morgan Digital Growth Fund L.P., authorized person
By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

By:	/s/ Andrew J. Anderson
Name:	Andrew J. Anderson
Title:	Executive Director